UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 2) *
China GrenTech Corporation Limited
(Name of Issuer)
Ordinary shares, par value US$0.00002 each
(Title of Class of Securities)
16938P 10 7
(CUSIP Number)
Sale and transfer of shares in 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Heng Xing Yue Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		54,377,375

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		54,377,375

WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,377,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Rong Yu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,377,375 as director of Heng Xing Yue Investments Limited 25,667,000 as director of Well Sino Enterprises Limited

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

54,377,375 as director of Heng Xing Yue Investments Limited 25,667,000 as director of Well Sino Enterprises Limited

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

80,044,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	16938P 10 7

1	NAMES OF REPORTING PERSONS Yin Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,377,375 as director of Heng Xing Yue Investments Limited 25,543,000 as director of Leakey Investments Limited

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER

54,377,375 as director of Heng Xing Yue Investments Limited 25,543,000 as director of Leakey Investments Limited

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,920,375

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

12.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a)	Name of Issuer:
China GrenTech Corporation Limited

Item 1(b)	Address of Issuer’s Principal Executive Offices:
15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518027, China

Item 2(a)	Name of Person Filing:
(i)	Heng Xing Yue Investments Limited

(ii)	Ms. Rong Yu

(iii)	Ms. Yin Huang

Item 2(b)	Address of Principal Business Office or, if none, Residence:
(i)	15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518027, China

(ii)	15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518027, China

(iii)	15th Floor, Block A, Guoren Building, Keji Central 3rd Road, Nanshan District, Shenzhen 518027, China

Item 2(c)	Citizenship:
(i)	British Virgin Islands

(ii)	People’s Republic of China

(iii)	People’s Republic of China

Item 2(d)	Title of Class of Securities:
Ordinary Shares, par value US$0.00002 each

Item 2(e)	CUSIP Number:
16938P 10 7
Note:	The CUSIP number is for the American depository shares (“ADSs”) evidencing the ordinary shares in respect of which this report is made, which are held on deposit pursuant to the issuer’s depository receipt program. The ordinary shares that are the subject of this report are not held in ADS form.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable. The report is being filed pursuant to Rule 13d-1(d).

Item 4.	Ownership
(a)	Amount beneficially owned: 105,587,375

(b)	Percent of class: 16.9%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote	54,377,375 by Heng Xing Yue Investments Limited

25,667,000 by Well Sino Enterprises Limited, of which, Rong Yu is the sole director and sole shareholder

25,543,000 by Leakey Investments Limited, of which, Yin Huang is the sole director and sole shareholder

(ii)	Shared power to vote or to direct the vote	80,044,375 by Ms. Rong Yu, as director of Heng Xing Yue Investments Limited and Well Sino Enterprises Limited

79,920,375 by Ms. Yin Huang, as director of Heng Xing Yue Investments Limited and Leakey Investments Limited

(iii)	Sole power to dispose or to direct the disposition of	54,377,375 by Heng Xing Yue Investments Limited

25,667,000 by Well Sino Enterprises Limited, of which, Rong Yu is the sole director and sole shareholder

25,543,000 by Leakey Investments Limited, of which, Yin Huang is the sole director and sole shareholder

(iv)	Shared power to dispose or to direct the disposition of	80,044,375 by Ms. Rong Yu, as director of Heng Xing Yue Investments Limited and Well Sino Enterprises Limited

79,920,375 by Ms. Yin Huang, as director of Heng Xing Yue Investments Limited and Leakey Investments Limited

The record holder of the 54,377,375 ordinary shares of the issuer is Heng Xing Yue Investments Limited. Ms. Rong Yu and Ms. Yin Huang are directors of Heng Xing Yue Investments Limited.
Prior to May 22, 2008, Heng Xing Yue Investments Limited held 97,403,375 shares of the issuer. During May 22 to June 15, 2008, it sold 9,000,000 shares in the form of ADSs to the public under Rule 144. On May 30, 2008, Heng Xing Yue Investments Limited transferred 17,013,000 shares of the issuer to each of Well Sino Enterprises Limited and Leakey Investments Limited, representing in aggregate approximately 5.4% of the issued share capital of the issuer. Subsequent to the transfer, Well Sino Enterprises Limited owns 25,667,000 shares of the issuer and Leakey Investments Limited owns 25,543,000 shares of the issuer. Therefore, Ms. Yu, as director of Heng Xing Yue Investments Limited and Well Sino Enterprises Limited, shares the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, 80,044,375 shares of the issuer; and Ms. Huang, as director of Heng Xing Yue Investments Limited and Leakey Investments Limited, shares the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, 79,920,375 shares of the issuer.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable. The report is being filed pursuant to Rule 13d-1(d).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 15, 2009
(Date)

Heng Xing Yue Investments Limited
/s/ Rong Yu
Name:	Rong Yu
Title:	Director

Rong Yu
/s/ Rong Yu
Rong Yu

Yin Huang
/s/ Yin Huang
Yin Huang